UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry Into A Material Definitive Agreement

On October 7, 2021, Bit Digital USA, Inc., a wholly-owned subsidiary of Bit Digital, Inc. (the “Company”), entered into a Non-Fixed Price Sales and Purchase Agreement (the “Agreement”) with Bitmain Technologies Limited (“Bitmain”). A copy of the Agreement is attached hereto as Exhibit 4.1. The Company agreed to purchase 10,000 Antminer bitcoin miners. The miners are expected to increase the Company’s miner fleet hash rate by approximately 1.0 Exahash (“EH/s”). The total maximum  purchase price is estimated at US $65,000,000 (subject to certain potential discounts), of which the initial installment has been made, with the final installment due ten (10) days prior to each shipment through June 2022.

The actual price will be determined fifteen (15) days before each current batch is shipped with reference to market circumstances, provided that the actual price shall not be higher than the estimated price, and is subject to negotiation and/or cancellation by the Company of an order. Unless otherwise provided, neither party can terminate the agreement in advance.

Exhibits

4.1	Non-Fixed Price Sales and Purchase Agreement between Bitmain Technologies Limited and Bit Digital USA, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Bryan Bullett
Name:	Bryan Bullett
Title:	Chief Executive Officer

Date: October 18, 2021